RMS

18005884

SI

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2018
Washington DC
408

SEC FILE NUMBER
8-68186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.V.B. Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 28th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Listman 215-701-9675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market St	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Listman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.V.B. Financial Group, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
JONNELL CUDDAHY, Notary Public
Philadelphia County
My Commission Expires September 1, 2020
Commission Number 1300623

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

J.V.B. Financial Group, LLC (a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)

December 31, 2017

Grant Thornton LLP
Two Commerce Square
2001 Market Street. Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
J.V.B. Financial Group, LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of J.V.B. Financial Group, LLC (a Delaware Limited Liability Company) (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton

Supplemental information

The information contained in Schedules 1 and 2 have been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information presented in Schedules 1 and 2. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2011.

Philadelphia, Pennsylvania

February 27, 2018

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

Revenues		
Net trading	$	26,909
Principal transactions and other income		676
New issue and advisory		837
Total revenues		28,422
Operating expenses		
Compensation and benefits		14,699
Business development, occupancy, and equipment		1,150
Subscriptions, clearing, and execution		5,544
Professional fees and other operating		2,112
Depreciation		67
Total operating expenses		23,572
Net income	$	4,850

See accompanying notes to the financial statements.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017
(Dollars in thousands)

		Member's equity
Balance at January 1, 2016	$	69,471
Capital Contribution		24,600
Net income		4,850
Balance at December 31, 2017	$	98,921

See accompanying notes to the financial statements.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Cash Flows
For the Year Ended December 31, 2017
(Dollars in thousands)

Operating activities		
Net Income	$	4,850
Adjustment to reconcile net income to net cash used in operating activities:		
Accretion of income on other investments, at fair value		(1,068)
Depreciation		67
Realized loss on other investments, at fair value		767
Change in unrealized loss on other investments, at fair value		(457)
Changes in operating assets and liabilities:		
Increase in investments-trading, net		(45,079)
Increase in trading securities sold, not yet purchased, net		6,704
Increase in receivables under resale agreements, net		(1,399,062)
Increase in securities sold under agreements to repurchase, net		1,396,834
Change in receivables from / payables to brokers, dealers, and clearing agencies, net		22,431
Change in receivables due from / due to Parent, net		(1,347)
Increase in other assets		(363)
Decrease in other liabilities		(678)
Net cash used in operating activities		(16,401)
Investing activities		
Purchases of other investments, at fair value		(7,126)
Return of principal of other investments, at fair value		3,250
Purchases of furniture, equipment, and leasehold improvements		(1)
Net cash used in investing activities		(3,877)
Financing activities		
Contributions from Parent		24,600
Net cash provided by financing activities		24,600
Net increase in cash and cash equivalents		4,322
Cash and cash equivalents at the beginning of the year		12,032
Cash and cash equivalents at the end of the year	$	16,354

See accompanying notes to the financial statements.

1. COMPANY AND FORMATION

J.V.B. Financial Group, LLC (the "Company") is a wholly-owned limited liability company of J.V.B. Financial Group Holdings, LP (the "Parent").

The Parent is a wholly-owned subsidiary of Cohen and Company, LLC (the "Operating LLC"), which is a majority owned subsidiary of Cohen & Company Inc. ("COHN").

The Company is a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

The Company's customers are predominately institutional investors including brokers and dealers, commercial banks, asset managers, hedge funds and other financial institutions. The Company clears its transactions through clearing brokers on a fully disclosed basis. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). Beginning in 2017 the Company no longer presents accrued compensation as a separate line item on the Company's statement of financial condition.

The Company has evaluated subsequent events through the date and the time the financial statements were available to be issued on February 27, 2017.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A . Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B . Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments that have original maturities of three months or less. The Company maintains deposits in excess of federally insured limits and maintains funds in short term investment accounts that are not covered by federal insurance. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these cash and cash equivalents are held. To date, the Company has not experienced any losses on cash and cash equivalents.

C. Receivables from and Payables to Brokers, Dealers, and Clearing Agencies

The Company clears all of its securities transactions, other than collateralized securities transactions, with Pershing, LLC ("Pershing").

See note 8 for discussion of the Company's collateralized securities transactions and how they are cleared.

(Dollars in Thousands)

Receivables from brokers, dealers and clearing agencies consist of the following: deposits with the Company's clearing brokers, to support the Company's securities trading activities and cash received by the Company upon execution of short trades that is restricted from withdrawal by the clearing agent. The receivables are short term in nature.

Payables to brokers, dealers and clearing agencies consist of the margin payable with the Company's clearing broker and net settlement receivable for securities sold and trades made with various counterparties that had not settled as of December 31, 2017. These payables are short term in nature. See note 4.

D. Financial Instruments

The Company accounts for its investment securities at fair value under various accounting literature including FASB Accounting Standards Codification ("ASC") 320, Investments — Debt and Equity Securities ("FASB ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, Financial Instruments ("FASB ASC 825").

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value according to the fair value measurement provisions included in FASB ASC 820, Fair Value Measurements and Disclosures ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("level 1, 2 and 3").

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sale securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the statement of operations. For available for sale securities, only realized gains and losses are recognized in the statement of operations while unrealized gains and losses are recognized as a component of other comprehensive income ("OCI").

In the period presented, all securities were either classified as trading or available for sale. No securities were classified as held to maturity. Furthermore, the Company elected the fair value option, in accordance with FASB ASC 825, for all securities that were classified as available for sale. Therefore, for the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

When the Company acquires an investment for the purpose of earning a return rather than to support the Company's trading or matched book repo operations, the Company classifies that investment as other investments, at fair value.

The determination of fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Investments-trading

Unrealized and realized gains and losses on securities classified as investments-trading are recorded in net trading in the statement of operations. See note 5.

Other Investments, at fair value

Unrealized and realized gains and losses on securities classified as other investments, at fair value are recorded as a component of principal transactions and other income in the statement of operations. See note 5.

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. Unrealized and realized gains and losses on trading securities sold, not yet purchased are recorded in net trading in the statement of operations. See note 5.

E. Derivative Financial Instruments

FASB ASC 815, Derivatives and Hedging ("FASB ASC 815"), provides for optional hedge accounting. When a derivative is deemed to be a hedge and certain documentation and effectiveness testing requirements are met, reporting entities are allowed to record all or a portion of the change in the fair value of a designated hedge as an adjustment to OCI rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in FASB ASC 815.

Derivative financial instruments are recorded at fair value. If the derivative was entered into as part of its broker-dealer operations, it will be included as a component of investments-trading or trading securities sold, not yet purchased. If it is entered into as a hedge for another financial instrument included in other investments, at fair value then the derivative will be included as a component of other investments, at fair value.

The Company may, from time to time, enter into derivatives to manage its risk exposures (i) arising from fluctuations in foreign currency rates with respect to the Company's investments in foreign currency denominated investments; (ii) arising from the Company's investments in interest sensitive investments; and (iii) arising from the Company's facilitation of mortgage-backed trading. Derivatives entered into by the Company, from time to time, may include (i) foreign currency forward contracts; (ii) purchase and sale agreements of TBAs and other forward agency MBS contracts; and (iii) other extended settlement trades.

TBAs are forward contracts to purchase or sell mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. In addition to TBAs, the Company sometimes enters into forward purchases or sales of agency mortgage-backed securities where the underlying collateral has been identified. These transactions are referred to as other forward agency MBS contracts. TBAs and other forward agency MBS contracts are accounted for as derivatives by the Company under FASB ASC 815. The settlement of these transactions is not expected to have a material effect on the Company's financial statements.

In addition to TBAs and other forward agency MBS contracts, the Company may from time to time enter into other securities or loan trades that do not settle within the normal securities settlement period. In those cases, the purchase or sale of the security or loan is not recorded until the settlement date. However, from the trade date until the settlement date, the Company's interest in the security is accounted for as a derivative as either a forward purchase commitment or forward sale commitment. The Company will classify the related derivative either within investments –trading or other investments, at fair value depending on where it intends to classify the investment once the trade settles.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Depending on the Company's investment strategy, realized and unrealized gains and losses are recognized in principal transactions and other income or in net trading in the Company's statement of operations on a trade date basis.

The Company offsets the fair value of derivatives from the right to reclaim or the obligation to return collateral as allowed for in ASC 815.

F. Variable Interest Entities

FASB ASC 810, Consolidation ("FASB ASC 810") contains the guidance surrounding the definition of variable interest entities ("VIEs"), the definition of variable interests, and the consolidation rules surrounding VIEs. In general, VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has variable interests in VIEs through its investments in various securitization entities including CLOs and CDOs.

Once it is determined that the Company holds a variable interest in a VIE, FASB ASC 810 requires that the Company perform a qualitative analysis to determine (i) which entity has the power to direct the matters that most significantly impact the VIE's financial performance; and (ii) if the Company has the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive the benefits of the VIE that could potentially be significant to the VIE. The entity that has both of these characteristics is deemed to be the primary beneficiary and required to consolidate the VIE. This assessment must be done on an ongoing basis. See note 5.

G . Collateralized Securities Transactions

The Company may enter into transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "receivables under resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements). The resulting interest income and expense are included in net trading in the statement of operations. See note 8 and 9.

In the case of reverse repurchase agreements, the Company generally takes possession of securities as collateral. Likewise, in the case of repurchase agreements, the Company is required to provide the counterparty with securities as collateral.

In certain cases a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, the offsetting provisions included in FASB ASC 210, Balance Sheet ("FASB ASC 210"), allow (but do not require) the reporting entity to net the asset and liability on the statement of financial condition. It is the Company's policy to present the assets and liabilities on a net basis if the conditions of ASC 210 are met. In general, the Company enters into a master repurchase agreement ("MRA") with each counterparty with which it enters into either repurchase agreements or reverse repurchase agreements. The MRA includes an enforceable netting arrangement. Therefore, if the Company has both an outstanding reverse repurchase agreement and repurchase agreement with the same counterparty, it will present the balance on a net basis.

The Company classifies reverse repurchase agreements as a separate line item within the assets section of the Company's statement of financial condition. The Company classifies repurchase agreements as a separate line item within the liabilities section of the Company's statement of financial condition.

In the case of reverse repurchase agreements, if the counterparty is unable or unwilling to fulfil its obligation to repurchase the collateral securities at maturity, the Company can sell the collateral securities to repay the obligation. However, the Company is at risk that it may sell at unfavorable market prices and may sustain significant loss. The Company's policy to control this risk is monitoring the market value of securities pledged or used as collateral on a daily basis and requiring additional collateral in the event the market value of the existing collateral declines.

In the case of repurchase agreements, if the counterparty makes a margin call and the Company is unable or unwilling to meet the margin call, the counterparty can sell the securities to repay the obligation. The Company is at risk that the counterparty may sell the securities at unfavorable market prices and the Company may sustain significant losses. The Company controls this risk by monitoring its liquidity position to ensure it has sufficient cash or liquid securities to meet margin calls.

(Dollars in Thousands)

In general, reverse repurchase agreements and repurchase agreements allow each counterparty to re-pledge or resell the collateral securities to other counterparties.

H . Revenue Recognition

Net trading: Net trading includes: (i) all gains, losses, and income and expense (interest and dividend) from securities classified as investments-trading and trading securities sold, not yet purchased; (ii) interest income and expense from collateralized securities transactions; and (iii) commissions and riskless trading profits. Riskless trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions that settle in the regular way are recognized on a trade date basis. Extended settlement transactions are recognized on a settlement date basis. The investments classified as trading are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. The models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Net trading is reduced by interest expense which is directly incurred to purchase income generating assets related to trading activities such as margin interest. Such interest expense is recorded on an accrual basis. See note 9.

New issue and advisory: New issue and advisory revenue includes: (i) origination fees for financial instruments originated by the Company; (ii) revenue from advisory services; and (iii) new issue revenue associated with arranging the issuance of and placing newly created financial instruments. New issue and advisory revenue is recognized when all services have been provided and payment is earned.

Principal transactions and other income: Principal transactions include all gains, losses, and income (interest and dividend) from financial instruments classified as other investments, at fair value in the statement of financial condition.

The investments classified as other investments, at fair value are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. These models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Other income / (loss) includes interest earned on cash and cash equivalents, and other miscellaneous income. See note 9.

I. Leases

The Company is a tenant pursuant to several commercial office leases. All of the Company's leases are currently treated as operating leases. The Company records rent expense on a straight-line basis taking into account minimum rent escalations included in each lease. Any rent expense recorded in excess of amounts currently paid is recorded as deferred rent and included as a component of other liabilities in the statement of financial condition.

J. Recent Accounting Developments

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The core principle of this ASU is to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Subsequently, the FASB issued a series of modifying ASUs that do not change the core principle of the guidance stated in ASU 2014-09. The modifying ASUs include: ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing*, and ASU 2016-12, *Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients.* The Company must adopt the amendments in ASU 2016-08, ASU 2016-10, and ASU 2016-12 with the adoption of ASU 2014-09. The effective date for all of the amendments in these ASUs is for annual periods beginning after December 15,

(Dollars in Thousands)

2017, including interim reporting periods within that reporting period as amended by ASU 2015-14, *Revenue from Contracts with Customers* (Topic 606): *Deferral of the Effective Date*. Early application is permitted. The Company commenced its evaluation of the impact of this ASU in 2016. This ASU excludes from its scope revenue recognition related to items the Company records as a component of net trading and principal transactions within its statement of operations. Therefore, this ASU will have no impact on these items. Furthermore, based on the Company's review to date, the Company has concluded that the new guidance will not have a material impact on its revenue. The Company will adopt the new guidance on January 1, 2018 using the modified retrospective transition method. The Company expects any cumulative effect adjustment resulting from the application of this method will be immaterial.

In February 2016, the FASB issued ASU No. 2016-01, *Financial Instruments-Overall (Subtopic 825-10)*. The amendments in ASU 2016-01, among other things: require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; require separate presentation of financial assets and liabilities by measurement category and form of financial asset; and eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of these amendments on the presentation in its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. Under the new guidance, lessees will be required to recognize the following for all leases with the exception of short-term leases: (i) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis and (ii) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The ASU is effective for entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company expects to adopt this new guidance on January 1, 2019.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments*. The amendments in this ASU provide cash flow statement classification guidance on eight specific cash flow presentation issues with the objective of reducing existing diversity in practice. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application is permitted, including adoption in an interim period. The Company is currently evaluating the new guidance to determine the impact it may have on its financial statements.

In May 2017, the FASB issued ASU 2017-09, *Compensation - Stock Compensation (Topic 718) Scope of Modification Accounting*. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The amendments provide guidance on determining those changes to the terms and conditions of share-based payment awards that require an entity to apply modification accounting. The Company is currently evaluating the new guidance to determine the impact it may have on its financial statements.

In August 2017, the FASB issued ASI 2017-12, *Derivative and Hedging: Targeted Improvements to Accounting for Hedging Activities (Topic 815)*. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The amendments refine and expand hedge accounting for both financial and commodity risks and it contains provisions to create more transparency and clarify how economic results are presented. The Company is currently evaluating the new guidance to determine the impact it may have on its financial statements.

K. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable

judgment is required to interpret market data to develop the estimates and, therefore, these estimates may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash equivalents: Cash is carried at historical cost, which is assumed to approximate fair value. The estimated fair value measurement of cash and cash equivalents is classified within level 1 of the valuation hierarchy.

Investments-trading: These amounts are carried at fair value. The fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures about the categorization of the fair value measurements of investments-trading within the three level fair value hierarchy.

Other investments, at fair value: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent broker market quotations, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of other investments, at fair value within the three level fair value hierarchy.

Receivables under resale agreements: Receivables under resale agreements are carried at their contracted resale price, including accrued interest, have short-term maturities, and are re-priced frequently or bear market interest rates and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of receivables under resale agreements are based on observations of actual market activity and are generally classified within level 2 of the fair value hierarchy.

Trading securities sold, not yet purchased: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of trading securities sold, not yet purchased within the three level fair value hierarchy.

Securities sold under agreements to repurchase: The liabilities for securities sold under agreements to repurchase are carried at their contracted repurchase price, including accrued interest, have short-term maturities, and are repriced frequently with amounts normally due in one month or less and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of securities sold under agreements to repurchase are based on observations of actual market activity and are generally classified within level 2 of the fair value hierarchy.

Derivatives: These amounts are carried at fair value. Derivatives may be included as a component of investments-trading; trading securities sold, not yet purchased; and other investments, at fair value. See notes 7 and 9. The fair value is generally based on quoted market prices on an exchange that is deemed to be active for derivative instruments such as foreign currency forward contracts and Eurodollar futures. For derivative instruments, such as TBAs and other forward agency MBS contracts, the fair value is generally based on market price quotations from third party pricing services. See note 6 for disclosures concerning the categorization of the fair value measurements within the three level fair value hierarchy.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES

Amounts receivable from and payable to brokers, dealers, and clearing agencies consist of the following as of December 31, 2017:

RECEIVABLES FROM BROKERS, DEALERS AND CLEARING AGENCIES
(Dollars in Thousands)

	December 31, 2017
Deposits with clearing organizations	$ 750
Receivable from clearing organizations	102,766
Receivables from brokers, dealers and clearing agencies	$ 103,516

PAYABLES TO BROKERS, DEALERS AND CLEARING AGENCIES
(Dollars in Thousands)

	December 31, 2017
Unsettled regular way trades, net	$ 1,997
Margin payable	128,561
Payables to brokers, dealers and clearing agencies	$ 130,558

Deposits with clearing organizations represent contractual amounts the Company is required to deposit with its clearing agents: Pershing and Industrial and Commercial Bank of China ("ICBC").

Regular way securities transactions are recorded on a trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers, and clearing agencies on the Company's statement of financial condition.

Receivables from clearing organizations are primarily comprised of (i) cash received by the Company upon execution of short trades that is restricted from withdrawal by the clearing agent; and (ii) cash deposited with the FICC to support the Company's GCF matched book repo business.

Margin payable represents amounts borrowed from Pershing, LLC to finance the Company's trading portfolio. Effectively, all of the Company's trading assets serve as collateral for the margin payable. See notes 5 and 9.

5. FINANCIAL INSTRUMENTS

Investments-Trading

The following table provides a detail of the investments classified as investments-trading as of December 31, 2017:

INVESTMENTS - TRADING
(Dollars in Thousands)

	December 31, 2017	
U.S. government agency MBS and CMOs	$	87,608
U.S. government agency debt securities		13,529
RMBS		32
U.S. Treasury securities		2,466
ABS		1
SBA loans		4,780
Corporate bonds and redeemable preferred stock		43,435
Foreign government bonds		483
Municipal bonds		45,709
Derivatives		1,118
Equity securities		3,096
Investments-trading	$	202,257

Trading Securities Sold, Not Yet Purchased

The following table provides detail of trading securities sold, not yet purchased as of December 31, 2017:

TRADING SECURITIES SOLD, NOT YET PURCHASED
(Dollars in Thousands)

	December 31, 2017	
U.S. Treasury securities	$	62,798
Corporate bonds and redeemable preferred stock		28,445
Municipal bonds		37
Derivatives		607
Trading securities sold, not yet purchased	$	91,887

The Company may manage its exposure to changes in interest rates for the interest rate sensitive securities it holds by entering into offsetting short positions for similar securities.

The Company included the change in unrealized gains from both investments-trading and trading securities sold, not yet purchased in the amount of $598 in net trading revenue for the year ended December 31, 2017.

Other investments, at fair value

The following table provides detail of other investments, at fair value as of December 31, 2017:

OTHER INVESTMENTS, AT FAIR VALUE
(Dollars in Thousands)

	December 31, 2017		
	Amortized Cost	Carrying Value	Unrealized Gain(Loss)
CLOs	4,362	4,485	123
Equity Investments - SPACs	7,126	7,133	7
Derivative	-	(251)	(251)
Other investments, at fair value	$ 11,488	$ 11,367	$ (121)

CLOs

All of these investments represent an interest in the most junior tranche of the CLO. These investments do not have a stated yield or interest rate. Rather, the cash flows distributed represent the residual interest. The Company estimates the yield to maturity on these investments by projecting the underlying cash flows. The Company recognizes income based on this yield (which is adjusted each quarter based on the most current information available). The income is included as a component of principal transactions and other income in the statement of operations. Any income recognized increases the cost basis of the investment. Each reporting period, the Company estimates the fair value of these investments and records an adjustment for the unrealized gain or loss which is also included in principal transactions and other income in the statement of operations. See note 6 and 9.

Each of the underlying CLOs are VIEs. The Company has determined it is not the primary beneficiary of the CLOs and therefore has not consolidated the CLOs. The Company has no other interest in these CLOs and has no guarantees explicit or implied. Therefore, the total exposure the Company has to these VIEs is the carrying value of the assets shown above. This represents the Company's maximum exposure to loss in non-consolidated VIEs.

Equity Investments - SPACs

These investments represent investments in publicly traded special purpose acquisition corporations ("SPACs").

Derivative

This represents an investment in a CLO that was unsettled as of year-end. As these investments do not settle in the regular way, the Company records such investments on settlement date. However, from the period between trade and settlement date, the Company treats the unsettled trade as a derivative (in this case, a forward purchase and sale commitment).

6. FAIR VALUE DISCLOSURES

Fair Value Option

The Company has elected to account for certain of its other financial assets at fair value under the fair value option provisions of FASB ASC 825. The primary reason for electing the fair value option is to reduce the burden of monitoring the differences between the cost and the fair value of the Company's other investments, at fair value, including the assessment as to whether the declines are temporary in nature and to further remove an element of management judgment.

The changes in fair value (realized and unrealized gains and losses) of these instruments for which the Company has elected the fair value option are recorded in principal transactions and other income in the statement of operations. All of the investments for which the Company has elected the fair value option are included as a component of other investments, at fair value in the statement of financial condition. See note 5.

Fair Value Measurements

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs, other than quoted prices, are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the Company classifies the instrument based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

A review of the fair value hierarchy classifications is conducted on an annual basis. Changes in the type of inputs may result in a reclassification for certain financial assets or liabilities. There were no transfers between any levels of the fair value hierarchy during the year ended December 31, 2017.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
December 31, 2017
(Dollars in Thousands)

Assets:	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments-trading:				
U.S. government agency MBS and CMOs	$ 87,608	$ -	$ 87,608	$ -
U.S. government agency debt securities	13,529	-	13,529	-
RMBS	32	-	32	-
U.S. Treasury securities	2,466	2,466		
ABS	1	-	1	-
SBA loans	4,780	-	4,780	-
Corporate bonds and redeemable preferred stock	43,435	-	43,435	-
Foreign government bonds	483	-	483	-
Municipal bonds	45,709	-	45,709	-
Derivatives	1,118	-	1,118	-
Equity securities	3,096	89	941	2,066
Total investments - trading	$ 202,257	$ 2,555	$ 197,636	$ 2,066
Other investments, at fair value				
CLOs	4,485	-	-	4,485
Equity Investments - SPACs	7,133	7,133	-	
Derivative	(251)	-	(251)	-
Total other investments, at fair value	$ 11,367	$ 7,133	$ (251)	$ 4,485
Liabilities				
Trading securities sold, not yet purchased:				
U.S. Treasury securities	$ 62,798	$ 62,798	$ -	$ -
Corporate bonds and redeemable preferred stock	28,445	-	28,445	-
Municipal bonds	37	-	37	-
Derivatives	607	-	607	-
Total trading securities sold, not yet purchased	$ 91,887	$ 62,798	$ 29,089	$ -

U.S. Government Agency MBS and CMOs: These are securities that are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. This is considered a level 2 valuation in the hierarchy.

U.S. Government Agency Debt Securities: Callable and non-callable U.S. government agency debt securities are measured primarily based on quoted market prices obtained from third party pricing services. Non-callable U.S. government agency debt

securities are generally classified within level 1 and callable U.S. government agency debt securities are classified within level 2 of the valuation hierarchy.

RMBS and CMBS: The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. The Company generally classifies the fair value of these securities based on third party quotations within level 2 of the valuation hierarchy.

U.S. Treasury Securities: U.S. Treasury securities include U.S. Treasury bonds and notes and the fair values of the U.S. Treasury securities are based on quoted prices in active markets. Valuation adjustments are not applied. The Company classifies the fair value of these securities within level 1 of the valuation hierarchy.

CLOs and ABS: CLOs and ABS are interests in securitizations. ABS may include, but are not limited to, securities backed by auto loans, credit card receivables, or student loans. Where the Company is able to obtain independent market quotations from at least two broker-dealers and where a price within the range of at least two broker-dealers is used or market price quotations from third party pricing services is used, these interests in securitizations will generally be classified as level 2 of the valuation hierarchy. These valuations are based on a market approach. The independent market quotations from broker-dealers are generally nonbinding. The Company seeks quotations from broker-dealers that historically have actively traded, monitored, issued, and been knowledgeable about the interests in securitizations. The Company generally believes that to the extent that it (1) receives two quotations in a similar range from broker-dealers knowledgeable about these interests in securitizations, and (2) believes the broker-dealers gather and utilize observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources, then classification as level 2 of the valuation hierarchy is appropriate. In the absence of two broker-dealer market quotations, a single broker-dealer market quotation may be used without corroboration of the quote in which case the Company generally classifies the fair value within level 3 of the valuation hierarchy.

If quotations are unavailable, prices observed by the Company for recently executed market transactions may be used or valuation models prepared by the Company's management may be used, which are based on an income approach. These models prepared by the Company's management include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Each CLO position is evaluated independently taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures, and liquidity. Fair values based on internal valuation models prepared by the Company's management are generally classified within level 3 of the valuation hierarchy.

Establishing fair value is inherently subjective (given the volatile and sometimes illiquid markets for certain interests in securitizations) and requires management to make a number of assumptions, including assumptions about the future of interest rates, discount rates and the timing of cash flows. The assumptions the Company applies are specific to each security. Although the Company may rely on internal calculations to compute the fair value of certain interest in securitizations, the Company requests and considers indications of fair value from third party pricing services to assist in the valuation process.

SBA Loans: SBA loans include loans and SBA interest only strips. In the case of loans, the Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices, internal valuation models using observable inputs, or market price quotations from third party pricing services. The Company generally classifies these investments within level 2 of the valuation hierarchy. These valuations are based on a market approach. SBA interest only strips do not trade in an active market with readily available prices. Accordingly, the Company generally uses valuation models to determine fair value and classifies the fair value of the SBA interest only strips within either level 2 or level 3 of the valuation hierarchy depending if the inputs to the model are observable or not.

Corporate Bonds and Redeemable Preferred Stock: The Company uses recently executed transactions or third party quotations from independent pricing services to arrive at the fair value of its investments in corporate bonds, redeemable preferred stock, and foreign government bonds. These valuations are based on a market approach. The Company generally classifies the fair value of these bonds within level 2 of the valuation hierarchy. In instances where the fair values of securities are based on quoted

prices in active markets (for example with redeemable preferred stock), the Company classifies the fair value of these securities within level 1 of the valuation hierarchy.

Foreign Government Bonds: The fair value of foreign government bonds are estimated using valuations provided by third party pricing services. Foreign government bonds are generally classified within level 2 of the valuation hierarchy

Municipal Bonds: Municipal bonds, which include obligations of U.S. states, municipalities, and political subdivisions, primarily include bonds or notes issued by U.S. municipalities. The Company generally values these securities using third party quotations such as market price quotations from third party pricing services. The Company generally classifies the fair value of these bonds within level 2 of the valuation hierarchy. The valuations are based on a market approach. In instances where the Company is unable to obtain reliable market price quotations from third party pricing services, the Company will use its own internal valuation models. In these cases, the Company will classify such securities within level 3 of the valuation hierarchy until it is able to obtain third party pricing.

Equity Securities: The fair value of equity securities that represent investments in publicly traded companies (common or preferred shares, options, warrants, and other equity investments) are determined using the closing price of the security as of the reporting date. These are securities which are traded on a recognized liquid exchange and classified within level 1 of the valuation hierarchy.

In some cases, the Company has owned options or warrants in newly publicly traded companies when the option or warrant itself is not publicly traded. In those cases, the Company used an internal valuation model and classified the investment within level 3 of the valuation hierarchy. The non-exchange traded equity options and warrants were measured using the Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price, and maturity date. Once the securities underlying the options or warrants (not the options or warrants themselves) have quoted prices available in an active market, the Company attributes a value to the warrants using the Black-Scholes model based on the respective price of the options or warrants and the quoted prices of the securities underlying the options or warrants and key observable inputs. In this case, the Company will generally classify the options or warrants as level 2 within the valuation hierarchy because the inputs to the valuation model are now observable. If the option or warrant itself begins to trade on a liquid exchange, the Company will discontinue using a valuation model and will begin to use the public exchange price at which point it will be classified within level 1 in the valuation hierarchy.

In addition, the Company may acquire an investment in a private company. In those cases the Company may determine fair value by preparing a model. The model may be either a market based or income based model; whichever is considered the most appropriate in each case. Also, the Company may have access to information regarding third party equity trades or OTC trades which may be used to determine fair value. If the inputs to the model are considered observable or in the case of market trades, the Company will generally consider this valuation to be within level 2 of the valuation hierarchy. When a model with unobservable inputs is used, the Company will consider the valuation to be within level 3 of the valuation hierarchy.

Derivatives

TBAs and Other Forward Agency MBS Contracts

The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. TBAs and other forward agency MBS contracts are generally classified within level 2 of the fair value hierarchy. If there is limited transaction activity or less transparency to observe market based inputs to valuation models, TBAs and other forward agency MBS contracts are classified in level 3 of the fair value hierarchy. Unrealized gains on TBAs and other forward agency MBS contracts are included in investments-trading on the Company's statement of financial condition and unrealized losses on TBAs and other forward agency MBS contracts are included in trading securities sold, not yet purchased on the Company's statement of financial condition. See note 7.

Other Extended Settlement Trades

When the Company buys or sells a financial instrument that will not settle in the regular time frame, the Company will account for that purchase and sale on the settlement date rather than the trade date. In those cases, the Company accounts for the

transaction between trade date and settlement date as a derivative (as either a purchase commitment or sale commitment). The Company will record an unrealized gain or unrealized loss on the derivative for the difference between the fair value of the underlying financial instrument as of the reporting date and the agreed upon transaction price. The Company will determine the fair value of the financial instrument using the methodologies described above.

Transfers between Hierarchy Levels

The circumstances that would result in transferring certain financial instruments between level 1 and level 2 of the valuation hierarchy would typically be limited to situations where (i) a particular instrument either became traded on an active exchange or ceased to become traded on an active exchange; or, (ii) if management determined that an adjustment was required (or ceased to be required) to the active exchange quote. There were no transfers between levels 1 and 2 of the fair value hierarchy during the year.

The circumstances that would result in transferring certain financial instruments between level 2 and level 3 of the valuation hierarchy would typically include what the Company believes to be a significant change in the availability, utility, and reliability of observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources. Transfers between level 2 and 3, if any, are detailed below.

Level 3 Financial Assets and Liabilities

Financial Instruments Measured at Fair Value on a Recurring Basis

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized level 3 inputs to determine fair value.

Level 3 Rollforward
(Dollars in Thousands)

	2017
Balance at January 1, 2017	$ 6,733
Purchases	3,157
Sales	-
Return of investment	(3,250)
Unrealized gains / (losses)	(390)
Realized gains / (losses)	(767)
Accretion of income	1,068
Transfers in / (out) of level 3	-
Balance at December 31, 2017	$ 6,551

Realized loss includes losses realized on sale and impairment charges. During 2017, the Company recognized unrealized loss of $315 included in earnings for level 3 assets held at the end of the reporting period.

The following table summarizes the key model inputs used in determining the level 3 fair value:

QUANTITATIVE INFORMATION ABOUT LEVEL 3 FAIR VALUE MEASUREMENTS
(Dollars in Thousands)

	Fair Value December 31, 2017	Valuation Technique	Significant Unobservable Inputs	Weighted Average	Range of Significant Inputs
Assets					
Investments Trading					
Equity Securities	$ 2,066	Market approach	EBITDA Multiple	8.0	7.6 - 9.2
Other investments, at fair value					
CLOs	$ 4,485	Discounted Cash Flow Model	Yield	13.8%	11.8% - 19.1%
			Duration (years)	4.4	4.3 - 4.5
			Default rate	2.0%	2.0%

The Company uses a discounted cash flow model to determine the fair value of its investments in CLOs. Changes in the yield, duration, and default rate assumptions would impact the fair value determined. The longer the duration, the lower the fair value of the investment. The higher the yield, the lower the fair value of the investment. The higher the default rate, the lower the fair value of the investment.

The Company uses a market based model to determine the value of its equity securities that are not traded on an exchange. These models primarily rely on an estimate of overall enterprise value based on EBITDA multiples of comparable public companies. The higher the EBITDA multiple, the higher the fair value of the investment.

7. DERIVATIVE FINANCIAL INSTRUMENTS

TBAs and Other Forward Agency MBS Contracts

The Company enters into TBAs and other forward agency MBS transactions for three main reasons.

(i) The Company trades U.S. government agency obligations.. In connection with these activities, the Company may be required to maintain inventory in order to facilitate customer transactions. In order to mitigate exposure to market risk, the Company may enter into the purchase and sale of TBAs and other forward agency MBS contracts.

(ii) The Company also enters into TBAs and other forward agency MBS contracts in order to assist clients (generally small to mid-size mortgage loan originators) in hedging the interest rate risk associated with the mortgages owned by these clients.

(iii) Finally, the Company may enter into TBAs and other forward agency MBS contracts on a speculative basis.

(Dollars in Thousands)

The Company carries the TBAs and other forward agency MBS contracts at fair value and includes them as a component of investments—trading or trading securities sold, not yet purchased in the Company's statement of financial condition.

At December 31, 2017, the Company had open TBAs and other forward agency MBS contracts sale agreements in the notional amount of $1,029,845 and open purchase agreements in the notional amount of $1,029,844. Unrealized gain on TBAs and other forward agency MBS contracts of $1,063 is included as a component of investments – trading and unrealized loss on TBAs and other forward agency MBS contracts of $607 is included as a component of securities sold, not yet purchased in the statement of financial condition as of December 31, 2017. Income or loss on derivatives classified as investments-trading is including as a component of net trading in the statement of operations.

Other Extended Settlement Trades

When the Company buys or sells a financial instrument that will not settle in the regular time frame, the Company will account for that purchase and sale on the settlement date rather than the trade date. In those cases, the Company accounts for the transaction between trade date and settlement date as a derivative as either a forward purchase commitment or a forward sale commitment. The Company will record an unrealized gain or unrealized loss on the derivative for the difference between the fair value of the underlying financial instrument as of the reporting date and the agreed upon transaction price. At December 31, 2017, the Company had open forward purchase commitments of $28,146 and open forward sale commitments of $11,500. An unrealized loss of $251 was included in other investments, at fair value as of December 31, 2017.

8. COLLATERALIZED SECURITIES TRANSACTIONS

Matched Book Repo Business

The Company enters into repurchase and reverse repurchase agreements as part of its matched book repo business. In general, the Company will lend money to a counterparty after obtaining collateral securities from that counterparty via a reverse repurchase agreement. The Company will borrow money from another counterparty using those same collateral securities via a repurchase agreement. The Company seeks to earn net interest income on these transactions. Currently, the Company categorizes its matched book repo business into two major groups: gestational repo and General Collateral Funding ("GCF") repo:

Gestational Repo

For several years, the Company has run a matched book gestational repo program. Gestational repo involves entering into repurchase and reverse repurchase agreements where the underlying collateral security represents a pool of newly issued mortgage loans. The borrowers (the reverse repurchase agreement counterparties) are generally mortgage originators. The lenders (the repurchase agreement counterparties) are a diverse group of counterparties made of banks, insurance companies, and other financial institutions. The Company's gestational repo transactions are cleared through ICBC.

GCF Repo

On October 18, 2017, the Company was notified that it had been approved as a full netting member of the Fixed Income Clearing Corporation's ("FICC") Government Securities Division. As a member of the FICC, the Company has access to the FICC's GCF repo service that provides netting and settlement services for repurchase transactions where the underlying security is general collateral (primarily U.S. Treasuries and U.S. Agency securities). The Company began entering into matched book GCF repo transactions in November 2017. The borrowers (the reverse repurchase agreement counterparties) are a diverse group of financial institutions including hedge funds, registered investment funds, REITs, and other similar counterparties. The lender (the repurchase agreement counterparty) is primarily the FICC itself. The Company uses Bank of New York ("BONY") as its settlement agent for its GCF repo matched book transactions. The Company is considered self-clearing for this business; however the Company is still eligible for the exemption under Rule 15c3-3(k)(2)(ii). See note 15.

(Dollars in Thousands)

Intraday Lending Facility

In conjunction with the GCF repo business, the Company and BONY entered into an intraday lending facility. The lending facility allows for BONY to advance funds to JVB in order to facilitate the settlement of GCF repo transactions. The total committed amount is $100,000. The initial termination date is October 19, 2018. It is expected this will be renewed for successive 364 day periods so long as the Company continues its GCF matched repo business.

The facility is designed so that advances should be repaid before the end of each business day. However, if an advance is not repaid by the end of any business day, the advance is converted to an overnight loan. Intraday loans accrue interest at an annual rate of 0.12%. Interest is charged based on the number of minutes in a day the advance is outstanding. Overnight loans are charged interest at the base rate plus 3% on a daily basis. The base rate is the higher of feds fund plus 0.50% or the prime rate in effect at that time. During the year ended December 31, 2017, the Company made no advances under the intraday lending facility.

Other Repo Transactions

In addition to the Company's matched book repo business, the Company may also enter into reverse repurchase agreements to acquire securities to cover short positions or as an investment. Additionally, the Company may enter into repurchase agreements to finance the Company's securities positions held in inventory. These repurchase and reverse repurchase agreements are generally cleared on a bilateral or triparty basis; no clearing broker is involved. These transactions are not matched.

Repo Information

At December 31, 2017, the Company held reverse repurchase agreements of $1,680,883 and the fair value of securities received as collateral under reverse repurchase agreements was $1,752,759. As of December 31, 2017, the reverse repurchase agreement balance was comprised of receivables collateralized by 19 securities with 12 counterparties.

At December 31, 2017, the Company had repurchase agreements of $1,692,279, and the fair value of securities pledged as collateral under repurchase agreements was $1,708,154. These amounts include collateral for reverse repurchase agreements that were re-pledged as collateral for repurchase agreements.

Concentration

In the matched book repo business, the demand for borrowed funds is generated by the reverse repurchase agreement counterparty and the supply of funds is provided by the repurchase agreement counterparty.

On the demand side, the Company does not consider the GCF repo business to be concentrated. The Company's reverse repo counterparties are a diverse set of financial institutions. On the supply side, the Company obtains nearly all of its funds from the FICC. If the FICC were to reduce its repo lending activities or make significant adverse changes to the cost of such lending, the Company may not be able to replace the FICC funding, or if the Company does so, it may be at a higher cost of funding. Therefore, the Company considers the GCF repo business to be concentrated from the funding side of the business.

The gestational repo business has been and continues to be concentrated as to reverse repurchase counterparties. The Company conducts this business with a limited number of reverse repo counterparties. As of December 31, 2017, the Company's gestational reverse repurchase agreements shown in the table below represented balances from four counterparties. The Company also has a limited number of repurchase agreement counterparties in the gestational repo business. However, that is more of a function of the limited number of reverse repurchase agreement counterparties that the Company conducts this business with rather than a reflection of the limited supply of funds. Therefore, the Company considers the gestational repo business to be concentrated on the demand side.

The total net revenue earned by the Company on its matched book repo business (both gestational and GCF Repo) was $3,789 for the year ended December 31, 2017.

Reverse Repurchase Agreements Accounted for as Secured Borrowings
(Dollars in Thousands)
December 31, 2017

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Collateral Type:					
U.S. government agency MBS (GCF Repo)	$ 25,004	$ 514,780	$ 1,103,808	$ -	$ 1,643,592
MBS (Gestational Repo)	-	411,611	-	-	411,611
	$ 25,004	$ 926,391	$ 1,103,808	$ -	$ 2,055,203
Reverse repurchase agreements with FICC netted with repurchase agreements with FICC					(374,320)
Amount recognized					$ 1,680,883

The following table is a summary of the remaining contractual maturity of the gross obligations under repurchase agreements accounted for as secured borrowings:

Repurchase Agreements Accounted for as Secured Borrowings
(Dollars in Thousands)
December 31, 2017

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Collateral Type:					
U.S. government agency MBS (GCF Repo)	$ 1,174,637	$ 475,430	$ -	$ -	$ 1,650,067
MBS (Gestational Repo)	-	411,685	-	-	411,685
SBA loans	4,847	-	-	-	4,847
	$ 1,179,484	$ 887,115	$ -	$ -	$ 2,066,599
Reverse repurchase agreements with FICC netted with repurchase agreements with FICC					(374,320)
Amount recognized					$ 1,692,279

9. NET TRADING AND PRINCIPAL TRANSACTIONS AND OTHER INCOME.

The following table shows the components of net trading included in revenue in the statement of operations for the year ended December 31, 2017:

NET TRADING
(Dollars in Thousands)

	2017
Net realized gains / (losses)- trading inventory	$ 21,277
Net unrealized gains / (losses)-trading inventory	598
Gains and losses	21,875
Interest income-trading inventory	2,071
Interest income-receivables under resale agreements	13,874
Interest income	15,945
Interest expense-securities sold under agreement to repurchase	(10,234)
Interest expense-margin payable	(677)
Interest expense	(10,911)
Net trading	$ 26,909

The following table shows the components principal transactions and other income in the statement of operations for the year ended December 31, 2017.

PRINCIPAL TRANSACTIONS AND OTHER INCOME
(Dollars in Thousands)

	2017
Income	$ 1,068
Unrealized gain	457
Realized loss	(767)
Total principal transactions	758
Other income / (loss)	(82)
Total principal transactions and other income	$ 676

Realized loss includes losses realized on sale and impairment charges. See note 5 *other investments, at fair value* for discussion of investments in CLOs.

10. OTHER ASSETS

Other assets consist of the following at December 31, 2017:

Other Assets
(Dollars in Thousands)

	December 31, 2017
Furniture, equipment, and leasehold improvements, net	$ 85
Interest and other income receivable	2,039
Prepaid expenses and other miscellaneous assets	79
Other assets	$ 2,203

Furniture, Equipment, and Leasehold Improvements, Net
(Dollars in Thousands)

	December 31, 2017
Furniture and equipment	$ 662
Leasehold improvements	135
	797
Accumulated depreciation	(712)
Furniture, equipment, and leasehold improvements, net	$ 85

Furniture and equipment are depreciated on a straight line basis over their estimated useful life of 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful life or lease term, which generally ranges from 5 to 10 years.

11. OTHER LIABILITIES

Other liabilities is comprised of interest payable on trading securities sold, not yet purchased, cash collateral received from reverse repurchase agreement counterparties, and other accrued expenses which are of a short term nature.

12. RETIREMENT PLAN

The Operating LLC maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. During 2017, the Operating LLC matched 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company's employees were $163 for the year ended December 31, 2017.

13. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes and incurs no entity level taxes.

No federal or state taxes have been provided on profits of the Company since the member is individually liable for the taxes on its share of the Company's income or loss. In accordance with U.S. GAAP, the Company has defined the threshold for

(Dollars in Thousands)

recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the "more likely than not" threshold, based on the largest benefit that is more than 50 percent likely to be realized. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a tax benefit or expense in the current year. As of and during the year ended December 31, 2017, the Company did not have a liability for any unrecognized tax amounts. However, management's conclusions concerning its determination of "more likely than not" tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and ongoing analyses of and changes to tax laws, regulations and interpretations thereof. If applicable, the Company recognizes interest accrued to unrecognized tax benefits in interest expense and penalties in other expenses on the statement of operations. During the year, the Company did not incur any interest or penalties.

14. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $250 as of December 31, 2017. As of December 31, 2017, the Company's net capital was $69,837 which exceeds the minimum requirements by $69,587.

15. RESERVE REQUIREMENTS

As of December 31, 2017, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing, LLC on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplemental information of this report.

The Company clears is gestational repo business through ICBC and self clears its GCF repo business. In both of these, the Company is a principal to every repo transaction. The repo counterparties are not considered customers under relevant regulatory rules. Neither ICBC (in the case of gestational repo) nor the Company (in the case of GCF repo) are holding customer funds.

16. COMMITMENTS AND CONTINGENCIES

The Company has agreements with Pershing and ICBC whereby both companies act as clearing brokers for the Company. Under these agreements, the Company is required to maintain aggregate minimum deposits totaling $750 under the contracts which are included as a component of receivables from brokers, dealers, and clearing agencies in the statement of financial condition.

Indemnifications

The Company, with its clearing agent Pershing has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses, including without limitation those asserted by its customers, if any employee or agent of Pershing has acted improperly.

Contingencies

From time to time, the Company, may be named as a defendant in various legal actions, arbitration claims, and other litigation arising in connection with the conduct of its business activities.

In accordance with FASB ASC 450-20 *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until

the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of any open matters as of the date of this report will not have a material adverse effect on the financial condition of the Company.

Leases

The company incurred net rent expense of $621 for the year ended December 31, 2017. The following table shows the future minimum lease commitments of the Company under operating leases. The table below does not include rent expense allocated from the Parent. Of the $621 in rent expense recognized in 2017, $95 was allocated from the Parent:

FUTURE LEASE COMMITMENTS
(Dollars in thousands)

	Lease	Less: Sublease	Net Commitment
2018	$ 672	$ (175)	$ 497
2019	444	(179)	265
2020	394	(183)	211
2021	29	(36)	(7)
2022	-	-	-
2023 and Thereafter	-	-	-
	$ 1,539	$ (573)	$ 966

17. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the year ended December 31, 2017. The transactions are listed by related party.

The Parent

The Company has entered into three ongoing arrangements with its Parent:

The Company has entered into a paymaster agreement with its Parent. The paymaster agreement calls for the Parent to handle all payment processing for the Company. The expense is recorded on the Company's books and records and a corresponding payable to the Parent is recorded. On a monthly basis, the Company reimburses the Parent for these payments.

The Company has entered into an expense sharing agreement with its Parent under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. When the Parent bills the Company for shared services, the expense is recorded on the Company's books and the Company records a corresponding payable to the Parent. The Company reimburses the Parent for such services. For the year ended December 31, 2017, the Company reimbursed the parent $2,659 under this agreement.

At December 31, 2017, the Company had $620 payable to the Parent related to expense sharing and paymaster agreements, which are included in due to Parent in the accompanying statement of financial condition.

The Company also has a line of credit agreement with the Parent under which the Company may draw funds for working capital purposes. The line of credit bears interest at an annual rate of 12%. The Company did not utilize this line of credit during 2017.

(Dollars in Thousands)

The Bancorp

The Bancorp, Inc. ("TBBK") is identified as a related party because TBBK's Chairman is the Chairman of the COHN's Board of Directors and of the board of managers of the Operating LLC.

From time to time, the Company will enter into repurchase agreements with TBBK as its counterparty. As of December 31, 2017, the Company had $64,370 of open repurchase agreements with TBBK as its counterparty. The collateral for the open repurchase agreement was $66,862 as of December 31, 2017. During the year the Company incurred interest expense related to repurchase agreements with TBBK as its counterparty in the amount of $1,309 for the year ended December 31, 2017, which was included as a component of net trading revenue in the Company's statement of operations. During 2017, the Company also entered into certain securities trades with TBBK. The total revenue recognized on these trades was $47 for the year ended December 31, 2017 and is including as a component of net trading in the statement of operations.

Other

The Company had a sublease agreement for certain office space with the Parent's vice chairman of the board. The Company receives payments under this agreement. The payments are recorded as a reduction in related rent and utility expenses. The Company recorded a reduction in rent and utility expenses in the amount of $8 and $3 for the year, respectively. This sublease agreement terminated May 31, 2017.

Subsequent to the termination of the sublease agreement, the Company agreed to lease office space from Zucker and Moore, LLC. Zucker and Moore, LLC is partially owned by the vice chairman of the board of the Parent. The Company recorded $56 of rent expense related to this agreement for the period ending December 31, 2017.

18. CONCENTRATION OF CREDIT RISK

As of December 31, 2017, the Company held substantially all of its cash and cash equivalents with TD Bank and BONY. From time to time, the balances may exceed federally insured limits. If either of these institutions fail under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, mortgage originators, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. With respect to the Company's investments in securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when they come due.

Any default, bankruptcy, or reorganization of the Company's clearing brokers could have a substantial negative impact on the Company as the Company clears all trades through these entities. These entities hold the Company's securities account as well as accounts on behalf of all the Company's customers.

SUPPLEMENTAL INFORMATION

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
SUPPLEMENTAL INFORMATION
December 31, 2017
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule 1

Net capital calculation
(Dollars in Thousands)

		December 31, 2017
Total member's equity	$	98,921
Deductions and / or charges:		
Non allowable assets		(7,175)
Other deductions and / or charges		(646)
Total deductions and / or charges		(7,821)
Net capital before haircuts on securities positions		91,100
Haircuts on securities positions		(21,263)
Net capital		69,837
Computation of alternative net capital requirement:		
2% of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation.		250
Additional requirement		-
Net capital requirement		250
Net capital in excess of minimum requirement	$	69,587

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and the computation included in the unaudited FOCUS Report Part II of Form X-17A-5 as of December 31, 2017 and filed by the Company on January 25, 2018.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
SUPPLEMENTAL INFORMATION
December 31, 2017
(Dollars in thousands)

Computation for Determination of Reserve Requirements under 15c3-3 of the Securities and Exchange Commission

Schedule 2

The Company claims an exemption from SEC Rule 15c3-3 as of December 31, 2017 based upon Section (k)(2)(ii). The Company clears all customer transactions through Pershing LLC on a fully disclosed basis.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
SUPPLEMENTAL INFORMATION
December 31, 2017
(Dollars in thousands)

Exemption Report for Fiscal Year Ended 2017
of
J.V.B. Financial Group, LLC

J.V.B. Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to Be Made by Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4), respectively. To the best of its knowledge and belief, for the fiscal year-ended 2017, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to paragraph (k)(2)(ii) (the "Identified Exemption") which provides, in relevant part:

> (k) Exemptions
>
> (2) The provisions of this rule shall not be applicable to a broker or dealer:
>
> * * * *
>
> (ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

2. The Company has met the Identified Exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

I, Douglas Listman, as the Chief Financial Officer of the Company, swear that to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 27, 2018

J.V.B. Financial Group, LLC

By: /s/ DOUGLAS LISTMAN
Douglas Listman
Chief Financial Officer

Grant Thornton

Grant Thornton LLP
Two Commerce Square
2001 Market St., Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
GrantThornton.com
linked.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
J.V.B. Financial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J.V.B. Financial Group, LLC (a Delaware Limited Liability Company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 27, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/17

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068186 FINRA DEC
J.V.B. FINANCIAL GROUP, LLC
ATTN: DOUG LISTMAN
1633 BROADWAY, 28TH FLOOR
NEW YORK, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Doug Listman (215) 701-9675

2. A. General Assessment (item 2e from page 2) $37,037

B. Less payment made with SIPC-6 filed (**exclude interest**) (19,120)

7/31/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 17,917

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $17,917

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box [✓] **Funds Wired** [ ]
Total (must be same as F above) $17,917

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J.V.B. FINANCIAL GROUP, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of February, 20 18.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/17
and ending 12/31/17

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$28,537,185
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,088,711
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	756,982
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,845,693
2d. SIPC Net Operating Revenues	$24,691,492
2e. General Assessment @ .0015 Rate effective 1/1/2017	$37,037

(to page 1, line 2.A.)

Grant Thornton

Grant Thornton LLP
Two Commerce Square
2001 Market Street. Suite 700
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
J.V.B. Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by J.V.B. Financial Group, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting the following differences:

Total revenue per Form SIPC-7	$ 28,537,185
Reclassification	(115,736)
Total revenues per the audited Form X-17A-5	$ 28,421,449

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers detailing total revenues from trading in debt securities, realized and unrealized gain or loss on investments, and data processing costs, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers detailing total revenues from trading in debt securities, realized and unrealized gain or loss on investments, and data processing costs supporting the adjustments, noting no differences.

Grant Thornton

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 27, 2018